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MAR 0 1 2019

Washington Information
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69300

FACING PAGE

Washington Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **1/1/2018**   AND ENDING   **12/31/2018**
       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Standard Financial Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street -28th Floor
(No. and Street)

New York   **NY**   **10005**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jodi Fauci   **347-321-9688**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Colella Accounting Group P.C.
(Name - if individual, state last, first, middle name)

5 Penn Plaza   **New York**   **NY**   **10001**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Jodi Fauci_____ , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _____First Standard Financial Company LLC_____ , as of _____December 31, 2018_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Subscribed and sworn
to before me
this 28th day of February 2019

_____
Chief Executive Officer
Title

_____
Notary Public

This report* contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] ` Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Repot

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



COLELLA ACCOUNTING GROUP
certified public accountants & advisors

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of First Standard Financial Company, LLC

<u>Opinion on the Financial Statements</u>

We have audited the accompanying balance sheet of First Standard Financial Company, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

<u>Basis for Opinion</u>

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplementary information contained in page 9 - Computation of Net Capital under Rule 15c3-1, (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of First Standard Financial Company, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Colella CPA Co., PC

We have served as the Company's auditor since 2014.

New York, NY

February 28, 2019

1120 6th Avenue, 4th Floor • New York, NY 10036 • Tel: 347-627-0060 • Fax: 347-627-0061

FIRST STANDARD FINANCIAL COMPANY LLC
SEC I.D. No. 8-69300

December 31, 2018

Financial Statement

Public

FIRST STANDARD FINANCIAL COMPANY LLC
DECEMBER 31, 2018

TABLE OF CONTENTS

	Pages
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3-5

FIRST STANDARD FINANCIAL COMPANY LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets:

Cash and cash equivalents	$103,775
Receivables from Clearing Organizations	32,236
Receivables from affiliates, subsidiaries and associated partnerships	484,195
Property and equipment, net of accumulated depreciation of $84,100	39,135
Leasehold improvements, net of amortization of $86,448	230,297
Prepaid expenses	90,369
Cash Deposit with Clearing Broker	100,502
Other Assets	91,489
Total assets	**$1,171,998**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$170,717
Total liabilities	170,717
Total Members' Equity	1,001,281
Total liability and members' equity	**$1,171,998**

The accompanying notes are an integral part of the financial statements.

FIRST STANDARD FINANCIAL COMPANY LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

1. Nature of Operations

First Standard Financial Company LLC (the "Company"), is an independent broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC).

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Management Estimates

The preparation of financial statements are in conformity with generally accepted accounting principles (GAAP) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements including the reported amounts of revenue and expenses. Actual amounts could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit in various financial institutions. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line methods over the estimated useful life of the underlying asset.

FIRST STANDARD FINANCIAL COMPANY LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

Income taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Service Code. Under those provisions, the Company does not incur federal income taxes on its taxable income. Instead, the Company's income or loss and credits are passed through and reported on the members' income tax return. The income taxes reported in these financial statements only represent state and local taxes.

The Company establishes deferred tax assets and liabilities for temporary differences between net income for financial reporting and income tax reporting. Deferred taxes represent future tax return consequences of those differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. For tax purposes, the Company uses the cash basis method.

Subsequent Events

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2018 through the date of our report and determined that there are no material events that would require disclosure.

3. Property and Equipment and Leasehold Improvements

Property and equipment, at cost, consists of the following as of December 31, 2018:

Computer equipment	$37,931
Furniture and fixtures	85,303
Computer software	16,700
Total	139,934
Less: accumulated depreciation	(100,789)
	$ 39,145
Leasehold improvements	$316,745
Less: Leasehold amortization	(86,448)
	$230,297

Depreciation and amortization for the year ended December 31, 2018 was $84,694

FIRST STANDARD FINANCIAL COMPANY LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2018

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2018, the Company had net capital of $65,796 which was $54,415 in excess of its required minimum net capital of $11,381.

5. Deposit with Clearing Broker

The Company has an agreement with another broker (clearing broker) to execute and clear trades on a fully disclosed basis for both customer and proprietary accounts of the Company. The Company is required to maintain a $100,502 deposit on hand with this clearing broker and, as of December 31, 2018 has maintained such balance.

6. Receivable from Clearing Broker

Receivable from clearing broker results from the Company's normal securities transactions. As of December 31, 2018 the amount due from its current clearing broker was $32,236